Exhibit 99.1

15 February 2023

Midatech Pharma PLC

(“Midatech” or the “Company”)

Closing of US$6.0 million Private Placement

Change of Broker

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines, announces the closing of the Private Placement of 10,344,822 Units initially at an issue price of US$0.58 per Unit (further details of which were set out in the announcement of 9 February 2023).

Each such Unit comprises either (i) one American Depository Share (“ADS”), one A Warrant and one and one-half B Warrants, or (ii) one Pre-Funded Warrant, one A Warrant and one and one-half B Warrants. The Company will therefore issue, in aggregate, 2,600,160 new ADSs (representing 65,004,000 new ordinary shares of 0.1p each (“Ordinary Shares”) (the “Placing Shares”) and 7,744,662 Pre-Funded Warrants (subject to adjustment as set out in the Company’s announcement of 9 February 2023) under the Private Placement.

The 65,004,000 Placing Shares issued in respect of the Private Placement were admitted to trading on AIM at 8.00 a.m. today. The Placing Shares rank pari passu with the pre-existing Ordinary Shares.

The net proceeds to the Company raised via the Private Placement are expected to be approximately US$5.2 million (approximately £4.3 million), after deducting the placement agent’s fees and other estimated expenses. Midatech intends to use such net proceeds primarily to continue funding of the clinical development program of MTX110, its product for recurrent glioblastoma and DIPG, and for working capital and general corporate purposes.

Ladenburg Thalmann & Co. Inc. acted as the exclusive placement agent for the Private Placement.

In addition, subject to shareholder approval being obtained at the planned forthcoming general meeting, the Company intends to grant, in aggregate, 10,344,822 A Warrants and 15,517,236 B Warrants to the investors in the Private Placement. The A Warrants and B Warrants, if issued, will afford the holder the right to subscribe for one ADS for nil consideration, will be immediately exercisable and expire in five years and three years, respectively.

A circular convening the general meeting is expected to be sent to shareholders shortly.

Change of Broker

Midatech announces the appointment of Strand Hanson Limited (“Strand Hanson”) as the Company’s sole broker with immediate effect. Strand Hanson remains the Company’s Nominated Adviser.

Additional Information

The securities offered under the Private Placement were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the Warrants, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements and applicable state securities laws.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Unless otherwise specified, this announcement contains certain translations of US dollar into amounts in Pounds Sterling based on the exchange rate of £1.00 = US$1.2174.

Capitalised terms shall have the same meanings as those set out in the Company's announcement of 9 February 2023.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated Adviser and Broker)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the intended use of proceeds from the Offering.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange’s AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com